Exhibit (12)

PITNEY BOWES INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Three Months Ended September 30,		Nine Months Ended September 30,
(Dollars in thousands)	2012	2011	2012	2011

Income from continuing operations before income taxes	$107,616	$99,845	$422,795	$393,195
Add:
Interest expense (1)	47,145	50,362	148,646	152,921
Portion of rents representative of the interest factor	9,035	10,059	26,949	29,112
Amortization of capitalized interest	243	429	730	1,287
Income as adjusted	$164,039	$160,695	$599,120	$576,515

Fixed charges:
Interest expense (1)	$47,145	$50,362	$148,646	$152,921
Portion of rents representative of the interest factor	9,035	10,059	26,949	29,112
Noncontrolling interests (preferred stock dividends of subsidiaries), excluding taxes	6,760	6,855	19,600	20,386
Total fixed charges	$62,940	$67,276	$195,195	$202,419
Ratio of earnings to fixed charges (2)	2.61	2.39	3.07	2.85

(1)	Interest expense includes both financing interest expense and other interest expense.

(2)
The computation of the ratio of earnings to fixed charges has been computed by dividing income from continuing operations before income taxes as adjusted by fixed charges. Included in fixed charges is one-third of rent expense as the representative portion of interest.